Exhibit 99.1

News Release
NYSE, TSX: NTR
April 17, 2023

Nutrien Cautions Investors Regarding TRC Capital’s Below Market “Mini-Tender” Offer

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) has received notice of an unsolicited “mini-tender” offer made by TRC Capital Investment Corporation (“TRC Capital”) to purchase up to 1,000,000 Nutrien shares, or approximately 0.20% of Nutrien’s outstanding shares, at a price of C$93.89 per share. The offering price represents a discount of 4.49% and 4.40%, respectively, to the closing prices of Nutrien shares on the Toronto Stock Exchange and New York Stock Exchange on April 4, 2023, the last trading day before the mini-tender offer was commenced.

Nutrien does not endorse TRC Capital’s unsolicited offer, has no association with TRC Capital or its offer, and does not recommend or endorse this unsolicited mini-tender offer. Shareholders are cautioned that TRC Capital’s offer has been made at a price below the current market price for the shares.

TRC Capital has made similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to avoid many of the investor protections like disclosure and procedural protections applicable to most take-over bids and tender offers under Canadian and U.S. securities laws. Canadian securities regulatory authorities have expressed concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities. Comments from the Canadian securities regulatory authorities (the “CSA”) on mini tenders can be found in its notice at: http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp. The U.S. Securities and Exchange Commission (the “SEC”) has noted that some bidders make these offers at below-market prices “hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price”. The SEC’s advisory to investors can be found at: http://www.sec.gov/investor/pubs/minitend.htm.

Nutrien urges shareholders to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. Shareholders who have already tendered their shares should consider taking actions to withdraw them including reviewing the withdrawal procedures in TRC Capital’s offering documents.

Nutrien strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at: Letter to SIA re: Broker-Dealer Mini-Tender Offer Dissemination and Disclosures (sec.gov) and the relevant provisions in the CSA’s notice referenced above. Nutrien requests that a copy of this news release be included with all distributions of materials relating to TRC Capital’s mini-tender offer related to Nutrien shares.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015